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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             SOUTHBANC SHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    840901102
                        --------------------------------
                                 (CUSIP Number)

                                  Robert W. Orr
                           c/o SouthBanc Shares, Inc.
                              907 North Main Street
                  Anderson, South Carolina 29622 (864) 225-0241
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 January 1, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


                                                                 SEC 300 (07-98)


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                                  SCHEDULE 13D

CUSIP No. 840901102                             Page   2   of   6    Pages
                                                     -----    ------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Robert W. Orr
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /_/
                                                                      (b) /_/
--------------------------------------------------------------------------------
   3   SEC USE ONLY
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   4   SOURCE OF FUNDS

           PF; OO
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  /_/
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
      NUMBER OF          98,978 (not including 69,152 shares subject to options)
       SHARES       ------------------------------------------------------------
    BENEFICIALLY     8   SHARED VOTING POWER
      OWNED BY           --
        EACH        ------------------------------------------------------------
      REPORTING      9   SOLE DISPOSITIVE POWER
       PERSON            62,064 (not including 69,152 shares subject to options,
       WITH              32,823 unvested restricted stock awards and 4,091
                         shares allocated under the Perpetual Bank Employee
                         Stock Ownership Plan)
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         --
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          168,130 Shares (including 69,152 shares subject to options)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|
--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             5.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------



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Item 1.     Security and Issuer.
            -------------------

      This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of SouthBanc Shares, Inc., ("SouthBanc Shares"), a corporation organized under the laws of the State of Delaware and the holding company for Perpetual Bank, A Federal Savings Bank, Anderson, South Carolina ("Perpetual Bank"). The principal executive offices of SouthBanc Shares are located at 907 North Main Street, Anderson, South Carolina 29622.

Item 2.     Identity and Background.
            -----------------------

      This Schedule 13D is being filed by Robert W. Orr, President and Chief Executive Officer of SouthBanc Shares. Mr. Orr's business address is 907 North Main Street, Anderson, South Carolina 29622. Mr. Orr is a United States citizen. During the past five years Mr. Orr has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

      1,513 shares were acquired by Mr. Orr at $19.25 per share ($29,125) on April 18, 1998 with personal funds.

      37,029 shares were acquired by Mr. Orr on April 18, 1998 in exchange for common shares of Perpetual Bank. These shares were acquired by Mr. Orr without payment.

      4,091 shares were acquired by Mr. Orr as a result of periodic allocations under the Perpetual Bank Employee Stock Ownership Plan. These shares were acquired by Mr. Orr without payment.

      45,941 shares were acquired by Mr. Orr as a result of periodic awards under various restricted stock plans sponsored by SouthBanc Shares. These shares were acquired by Mr. Orr without payment.

      69,152 shares may be acquired by Mr. Orr upon exercise of stock options granted under various stock option plans sponsored by SouthBanc Shares. These options are exercisable within 60 days of April 7, 2000.

      1,975 shares were acquired by Mr. Orr under the Perpetual Bank 401(k) and Profit Sharing Plan.

      8,429 shares were acquired by Mr. Orr as a result of the exercise of stock options.

                                      3

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Item 4.     Purpose of Transaction.
            -----------------------

      The shares covered by this Schedule 13D are being held for investment purposes. Depending upon a continuing assessment and upon future developments, the reporting person may periodically purchase additional shares of SouthBanc Shares or sell or otherwise dispose of some of the shares. Other than in his capacity as the President and Chief Executive Officer of SouthBanc Shares and as a member of SouthBanc Shares's Board of Directors, Mr. Orr has no plans which relate to or would result in:

      (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SouthBanc Shares or any of its subsidiaries;

      (b) a sale or transfer of a material amount of assets of SouthBanc Shares or any of its subsidiaries;

      (c) any change in the present Board of Directors or management of SouthBanc Shares, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (d) any material change in the present capitalization or dividend policy of SouthBanc Shares;

      (e) any other material change in SouthBanc Shares's business or corporate structure;

      (f) changes in SouthBanc Shares's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of SouthBanc Shares by any person;

      (g) causing a class of securities of SouthBanc Shares to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (h) a class of equity securities of SouthBanc Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (i)   any action similar to any of these enumerated above.


                                      4

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Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      (a) 168,130 shares are beneficially owned by the reporting person as of the date of this Schedule 13D, including 69,152 shares that Mr. Orr has the right to acquire pursuant to exercisable options, representing 5.5% of the total shares issued and outstanding of SouthBanc Shares's common stock. The aggregate amount reported as beneficially owned in Row 11 does not include shares held in trust by the Perpetual Bank Employee Stock Ownership Plan of which Mr. Orr is a trustee. Mr. Orr disclaims beneficial ownership of the shares held in trust by the Perpetual Bank Employee Stock Ownership Plan (other than such shares that have been allocated to him under such plan).

      (b) The reporting person has sole voting power over 98,978 shares, not including 69,152 shares that Mr. Orr has the right to acquire pursuant to exercisable options. The reporting person has sole dispositive power over 62,064 shares, not including 69,152 shares that Mr. Orr has the right to acquire pursuant to exercisable options, 32,823 unvested restricted stock awards and 4,091 shares allocated under the Perpetual Bank Employee Stock Ownership Plan.

            The reporting person has no shared voting and dispositive power over any shares.

      (c) Transactions in the Common Stock of SouthBanc Shares effected during the past sixty (60) days:

            January 1, 2000   - 19,961 options vested, exercise price of $20.31
                                per share

            April 7, 2000     - 3,336 options vested, exercise price of $8.85
                                per share

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect
        ----------------------------------------------------------------------
        to Securities of the Issuer.
        ---------------------------

        There are no contracts, arrangements, understandings or relationships between Mr. Orr and any person with respect to any securities of SouthBanc Shares.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        None.


                                      5

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                 By:  /s/ Robert W. Orr
                                      ------------------------------------------
                                      Robert W. Orr (in his individual capacity)


Date: April 7, 2000





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